20140007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Smith:

This is in regard to your letter dated February 12, 2014 concerning the shareholder proposal submitted by the National Center for Public Policy Research for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Wal-Mart therefore withdraws its January 30, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Justin Danhof
jdanhof@nationalcenter.org

Walmart

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

February 12, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of the National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 30, 2014, we requested that the staff of the Division of Corporation Finance concur that Wal-Mart Stores, Inc. (the "Company" or "Walmart") could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by the National Center for Public Policy Research (the "Proponent").

Enclosed as Exhibit A is a letter from a representative of the Proponent, dated February 10, 2014, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 30, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosure

cc: Justin Danhof, Esq., The National Center for Public Policy Research

EXHIBIT A

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: FEB. 10, 2014 PAGES 2 (Including cover)

ATTN: MR. ERRON W. SMITH

COMPANY: WAL-MART STORES INC.

FAX NUMBER: (479) 277-5991

FROM: JUSTIN DANHOF

MESSAGE: Attached please find The NATIONAL CENTER for PUBLIC POLICY RESEARCH'S LETTER WITHDRAWING OUR SHAREHOLDER PROPOSAL.

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

February 10, 2014

Via Facsimile: 479-277-5991

Mr. Erron W. Smith
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR

RE: Stockholder Proposal of the National Center for Public Policy Research

Dear Mr. Smith,

I hereby withdraw the shareholder proposal that was submitted to Wal-Mart by the National Center for Public Policy Research on December 19, 2013. A copy of this correspondence is simultaneously being sent to the Office of the Chief Counsel in the Division of Corporate Finance at the U.S. Securities and Exchange Commission.

If you have any questions, do not hesitate to contact me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Office of the Chief Counsel, Division of Corporate Finance, U.S. Securities and Exchange Commission (via email)

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

January 30, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of the National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> “**Resolved:**
>
> The Proponent, a Walmart shareholder, requests the Board of Directors authorize the preparation of a report to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:
>
> 1. Company policies and procedures governing political donations and lobbying, both direct and indirect;
>
> 2. Payments by Walmart used for direct or indirect lobbying – including the amount of the payment and the recipient.
>
> 3. And a list of all electioneering or political contribution expenditures.
>
> The report should include payments made to third-party organizations such as trade associations, political action committees and groups organized under section 527, 501(c)(3) and 501(c)(4) of the federal tax code that engage in lobbying or political advocacy.
>
> The report should be presented to all relevant oversight committees of the Board and posted on the Company’s website.”

The Proposal’s Whereas recitals and supporting statements express concern about potential reputational and other risks stemming from the Company’s lobbying activities and discuss the Company’s membership in and payments to trade associations and other organizations. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in its 2014 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2014 Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the latter proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas & Electric Co.* (avail. Jan. 6, 1994).

On December 17, 2013, before the December 20, 2013 date upon which the Company received the Proposal, the Company received a proposal from Zevin Asset Management, LLC on behalf of the John Maher Trust (the "Zevin Proposal,"[1] and together with the Proposal, the "Proposals"). *See* Exhibits A and B. The Company intends to include the Zevin Proposal in its 2014 Proxy Materials. The Zevin Proposal states:

> "**Resolved,** the shareholders of Wal-Mart Stores, Inc. ("Walmart") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c)

[1] The Company subsequently received a copy of the Zevin Proposal from the Congregation of Sisters of St. Agnes, a co-filer of the Zevin Proposal.

> encourages the recipient of the communication to take action with respect to the legislation or regulation. 'Indirect lobbying' is lobbying engaged in by a trade association or other organization of which Walmart is a member.
>
> Both 'direct and indirect lobbying' and 'grassroots lobbying communications' include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Walmart's website."

As with the Proposal, the Zevin Proposal's Whereas recitals and supporting statements express concern about potential reputational and other risks stemming from the Company's lobbying activities and discuss the Company's membership in and payments to trade associations and other organizations.

The standard that the Staff traditionally has applied for determining whether shareholder proposals are substantially duplicative under Rule 14a-8(i)(11) is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g.*, *FedEx Corp.* (avail. July 21, 2011) (concurring in the exclusion under Rule 14a-8(i)(11) of a proposal requesting an annual report and advisory shareholder vote on political contributions as substantially duplicative of an earlier proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report "on the environmental damage that would result from the [c]ompany's expanding oil sands operations in the Canadian boreal forest" could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal to adopt and report on goals "for reducing total greenhouse gas emissions from the [c]ompany's products and operations"); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The principal thrust and focus of both the Proposal and the Zevin Proposal is the same, namely, providing additional information regarding the Company's direct and indirect lobbying activities and the Company's policies governing these activities.

- *Both Proposals request a report that includes information on the Company's policies and procedures governing its lobbying activities.* The Proposal states that the report should disclose "Company policies and procedures governing political donations[2] and lobbying, both direct and indirect." Likewise, the Zevin Proposal states that the report should disclose "Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications."

- *Both Proposals request that the report include information regarding the amounts and recipients of the Company's lobbying-related expenditures.* The Proposal states that the report should disclose "[p]ayments by Walmart used for direct or indirect lobbying – including the amount of the payment and the recipient." The Zevin Proposal also states that the report should disclose "[p]ayments by Walmart used for (a) direct or indirect lobbying . . . including the amount of the payment and the recipient."

- *Both Proposals request that the report include information on the Company's lobbying-related expenditures that are specifically designed to influence the public with respect to a specific regulation or legislation.* The Proposal states that the report should disclose a "list of all electioneering or political contribution expenditures," which the supporting statement defines as "spending directly, or through a third party, at any time during the year, on printed, Internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific . . . regulation or legislation." Similarly, the Zevin Proposal states that the report should disclose "[p]ayments by Walmart used for . . . grassroots lobbying communications," which is defined by the Zevin Proposal as a "communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation."

- *Both Proposals request that the Board report include information about the Company's indirect lobbying activities through memberships in and payments to trade associations and other organizations.* The Proposal states that the "report should include payments made to third-party organizations such as trade associations, political action committees and groups organized under section 527, 501(c)(3) and 501(c)(4) of the federal tax code that engage in lobbying or political advocacy." The Zevin Proposal likewise states that the report should disclose "[p]ayments by Walmart used for . . . indirect lobbying," which is defined as "lobbying engaged in by a trade association or other organization of which Walmart is a member."

---

[2] To the extent that the reference to "political donations" in the Proposal also is intended to include Company political contributions, the Staff has concurred that political contributions proposals and lobbying proposals are substantially duplicative under Rule 14a-8(i)(11). *See, e.g., WellPoint, Inc.* (avail. Feb. 20, 2013); *JPMorgan Chase & Co.* (avail. Feb. 24, 2012); *WellPoint, Inc.* (*AFL-CIO Reserve Fund*) (avail. Feb. 24, 2012); *Johnson & Johnson* (avail. Feb. 23, 2012); *Union Pacific Corp.* (avail. Feb. 1, 2012, *recon. denied* Mar. 30, 2012). While the Staff has denied no-action relief in this context where the proposals at issue were drafted in a manner that specifically avoided overlap, *see CVS Caremark Corp.* (avail. Mar. 15, 2013), neither the Proposal nor the Zevin Proposal is drafted in such a manner.

- *Both Proposals request that the report be updated annually and be provided to a committee of the Board and posted on the Company's website.* The Proposal requests that the "Board of Directors authorize the preparation of a report[,] . . . updated annually," and specifies that the "report should be presented to all relevant oversight committees of the Board and posted on the Company's website." The Zevin Proposal similarly requests that the "Board authorize the preparation of a report, updated annually" and specifies that the "report shall be presented to the Audit Committee or other relevant oversight committees and posted on Walmart's website."

The fact that the Proposal and the Zevin Proposal share the same principal thrust and focus is further evidenced by the language of their Whereas recitals and supporting statements:

- *Both Proposals request additional information about the Company's lobbying activities out of a similar concern regarding asserted risks that such activities could pose to the Company's reputation and long-term interests*. The Proposal states that the Company "should establish policies that minimize risk to the Company's reputation and brand through future missteps regarding political and lobbying expenditures" and notes that "[a]bsent a system of accountability, Company assets could be used for objectives contrary to Walmart's long-term objectives." The Proposal also speculates that, given the Company's current disclosures, "Walmart's electioneering expenses and payments to outside organizations may be controversial and not in the best long-term interests of shareholders." The Zevin Proposal similarly states that "corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value" and notes that shareholders "have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value." The Zevin Proposal also emphasizes that "[t]ransparent reporting would reveal whether company assets are being used for objectives contrary to Walmart's long-term interests."

- *Both Proposals are motivated, at least in part, by the Company's membership in and payments to trade associations and other organizations*. As noted above, the Proposal states that the Company's "payments to outside organizations may be controversial and not in the best long-term interests of shareholders." As an example of such a purported "controversial" membership, the Proposal provides that "Walmart is a member of the Retail Industry Leaders Association – a group that promotes sustainability mandates that may harm Company suppliers, customers and shareholders." Likewise, the Zevin Proposal states that "Walmart is reportedly a member of the Chamber of Commerce, which is characterized as 'by far the most muscular business lobby group in Washington'" and notes that "Walmart does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying."

- *Both Proposals cite the Company's past lobbying expenditures as support for their request for greater transparency*. The Proposal asserts that "[i]n 2012, Walmart spent more than $10 million on lobbying expenses and political donations," and the Zevin

Proposal similarly asserts that "Walmart spent approximately $13.97 million in 2011 and 2012 on direct federal lobbying activities."

Finally, shareholders would have to consider substantially the same matters if asked to vote on both the Proposal and the Zevin Proposal. This would result from the Proposals' shared focus on requiring increased information and disclosures with respect to the Company's lobbying activities and concerns about the Company's indirect lobbying activities through memberships in and payments to trade associations and other organizations. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), if the Company includes the Zevin Proposal in its 2014 Proxy Materials, the Company believes that the Proposal may be excluded as substantially duplicative of the Zevin Proposal.

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposal may be excluded as substantially duplicative of the earlier-received Zevin Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT A

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 19, 2013

Mr. Gordon Y. Allison, Vice President and General Counsel, Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Walmart (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Walmart stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Lobbying and Electioneering Report

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Lobbying and Electioneering Report

Whereas: Corporate lobbying and political contributions are highly controversial and should be used to enhance shareholder value and the Company's reputation.

The Proponent believes that Walmart should establish policies that minimize risk to the Company's reputation and brand through future missteps regarding political and lobbying expenditures.

Resolved:

The Proponent, a Walmart shareholder, requests the Board of Directors authorize the preparation of a report to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:

1. Company polices and procedures governing political donations and lobbying, both direct and indirect;

2. Payments by Walmart used for direct or indirect lobbying – including the amount of the payment and the recipient.

3. And a list of all electioneering or political contribution expenditures.

The report should include payments made to third-party organizations such as trade associations, political action committees and groups organized under section 527, 501(c)(3) and 501(c)(4) of the federal tax code that engage in lobbying or political advocacy.

The report should be presented to all relevant oversight committees of the Board and posted on the Company's website.

Supporting Statement:

The Proponent encourages transparency and accountability in the use of staff time and corporate funds to influence political elections, legislation and regulation both directly and indirectly. Absent a system of accountability, Company assets could be used for objectives contrary to Walmart's long-term objectives.

Walmart's current lobbying and political disclosures are inadequate to allow Company shareholders an opportunity to make an objective evaluation. In 2012, Walmart spent more than $10 million on lobbying expenses and political donations, yet shareholders have very little information with which to identify how that money was spent.

Walmart's electioneering expenses and payments to outside organizations may be controversial and not in the best long-term interests of shareholders.

Walmart is a member of the Retail Industry Leaders Association – a group that promotes sustainability mandates that may harm Company suppliers, customers and shareholders. This membership is controversial since progressive and liberal environmentalists commonly support such measures, while conservatives and individuals that believe in the free-market generally oppose such mandates.

Under pressure from politicized special interests, in 2012 Walmart severed ties with the American Legislative Exchange Council. Again, this decision was controversial since it angered free-market proponents and mollified racial agitators.

For purposes of this proposal, "electioneering or political contribution expenditures" means spending directly, or through a third party, at any time during the year, on printed, Internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate, regulation or legislation.

Page 12 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 13 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

December 31, 2013

VIA FEDERAL EXPRESS

Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
501 Capital Court NE, Suite 200
Washington, D.C. 20002

Dear Mr. Danhof:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 20, 2013, the shareholder proposal (the "Proposal") regarding a lobbying and electioneering report that you submitted on behalf of the National Center for Public Policy Research pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Shareholders' Meeting.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 19, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 19, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the

Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then it needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 19, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then it needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 19, 2013). The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If the Proponent's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 19, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming its ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. The Proponent should address any response to me at the address noted in the above letterhead. Alternatively, the Proponent may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 277-0377. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: Jan. 7, 2014 PAGES 3 (Including cover)

ATTN: Mr. Erron W. Smith

COMPANY: Wal-Mart Stores Inc.

FAX NUMBER: (479) 277-5991

FROM: Justin Danhof, Esq.

MESSAGE: Attached please find the ownership documentation which you requested in a letter dated December 31, 2013.

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Facsimile: (479) 277-5991

January 7, 2014

Mr. Erron W. Smith, Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Smith,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Lobbying and Electioneering Report) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on December 19, 2013

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street, NW
Suite 1100
Washington, DC 20005

www.ubs.com

Via Facsimile: (479) 277-5991

January 7, 2014

Mr. Erron W. Smith, Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Smith,

UBS holds 51 shares of Wal-Mart Stores, Inc. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Wal-Mart in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on May 4, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Bringkhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT B

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 16, 2013

Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Mr. Allison:

Enclosed please find our letter filing the lobbying proposal to be included in the proxy statement of Wal-Mart Stores, Inc (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing this proposal to learn more about your lobbying policies and practices and to encourage best practices disclosure in this public policy arena. We believe it is in the best interests of shareholders for companies to be transparent with respect to lobbying expenditures, policy positions and oversight mechanisms. This includes both direct and indirect lobbying, including through trade associations, as well as grassroots lobbying communications.

We are filing on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 1200 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments as well as submit shareholder proposals to companies in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management, LLC is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules if this proposal is not negotiated for a withdrawal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to the John Maher Trust. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Enclosed

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Wal-Mart Stores, Inc. ("Walmart") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Walmart is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Walmart's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Walmart is reportedly a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), spending more than $1 billion on lobbying since 1998. Walmart does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Walmart's long-term interests.

Walmart spent approximately $13.97 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). Walmart has drawn negative attention for its lobbying on the Foreign Corrupt Practices Act ("After Its Subsidiary Bribed Mexican Officials, Wal-Mart Lobbies to Weaken Anti-Bribery Laws," *Republic Report*, April 23, 2012). The federal figure does not include lobbying expenditures to influence legislation in states. Walmart lobbies at the state level with at least 197 lobbyists in 47 states in 2012 (National Institute on Money in State Politics). And Walmart does not disclose its membership in tax-exempt organizations that write and endorse model legislation.

We urge support for this proposal.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 16, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Wal-Mart Stores, Inc from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and filed a share holder resolution on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 16, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 1200 shares of common stock in Wal-Mart Stores, Inc (WMT) owned by the John Maher Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of WMT and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Page 25 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 26 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

December 23, 2013

Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

On behalf of the Congregation of Sisters of St. Agnes, I give notice that pursuant to the 2013 proxy statement of the Wal-Mart Stores (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Congregation files the enclosed proposal "Lobbying Disclosure" (hereafter referred to as the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). The Congregation holds 38 shares of Wal-Mart Stores Inc (WMT) (the "Shares") and has held the Shares since January 9, 1997. Furthermore, we have instructed our financial manager to hold the shares at least until the next annual meeting. Certification from Keybank Association (dated December 23, 2013) of the Congregation's holding of Wal-Mart shares is being sent to you directly under separate cover.

The Proposal is enclosed. I represent that the Congregation or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Congregation has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Sonia Kowal who is designated to act on the Congregation's behalf with respect to the Proposal:

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
617-742-6666 x308
sonia@zevin.com

Sincerely,

Sally Ann Brickner, OSF, Ph.D.

Sally Ann Brickner, OSF
Justice, Peace and Ecology Coordinator

Enclosure

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 · Fax 920.921.8177
email: sstorch@csasisters.org · web: www.csasisters.org

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Wal-Mart Stores, Inc. ("Walmart") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Walmart is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Walmart's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Walmart is reportedly a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), spending more than $1 billion on lobbying since 1998. Walmart does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Walmart's long-term interests.

Walmart spent approximately $13.97 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). Walmart has drawn negative attention for its lobbying on the Foreign Corrupt Practices Act ("After Its Subsidiary Bribed Mexican Officials, Wal-Mart Lobbies to Weaken Anti-Bribery Laws," *Republic Report*, April 23, 2012). The federal figure does not include lobbying expenditures to influence legislation in states. Walmart lobbies at the state level with at least 197 lobbyists in 47 states in 2012 (National Institute on Money in State Politics). And Walmart does not disclose its membership in tax-exempt organizations that write and endorse model legislation.

We urge support for this proposal.

FOND DU LAC,WI
54935
DEC 23,'13
AMOUNT

1007

$19.95

RIORITY MAIL ★ XPRESS™

FASTEST SERVICE IN THE U.S.

EI156387464US

EI156387464US

EXPRESS MAIL

UNITED STATES POSTAL SERVICE ®

Addressee Copy
Label 11-B, March 2004

Post Office To Addressee

ORIGIN (POSTAL SERVICE USE ONLY)

PO ZIP Code	Day of Delivery ☐ Next ☐ 2nd ☐ 2nd Del. Day	Postage $	
Date Accepted Mo. Day Year	Scheduled Date of Delivery Month Day	Return Receipt Fee $	
Time Accepted ☐ AM ☐ PM	Scheduled Time of Delivery ☐ Noon ☐ 3 PM	COD Fee $	Insurance Fee $
Flat Rate ☐ or Weight lbs. ozs.	Military ☐ 2nd Day ☐ 3rd Day	Total Postage & Fees $	
	Int'l Alpha Country Code	Acceptance Emp. Initials	

DELIVERY (POSTAL USE ONLY)

Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Date Mo. Day	Time ☐ AM ☐ PM	Employee Signature

CUSTOMER USE ONLY

[redacted]

☐ **WAIVER OF SIGNATURE** *(Domestic Mail Only)*
Additional merchandise insurance is void if customer requests waiver of signature.
I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY
☐ Weekend Holiday ☐

Mailer Signature

PRESS HARD. YOU ARE MAKING 3 COPIES.

FROM: (PLEASE PRINT) PHONE ( )

TO: (PLEASE PRINT) PHONE ( )

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)

FOR INTERNATIONAL DESTINATIONS, WRITE COUNTRY NAME BELOW.

FOR PICKUP OR TRACKING
Visit **www.usps.com**
Call **1-800-222-1811**

EMS

N USED INTERNATIONALLY, CUSTOMS DECLARATION ,BEL MAY BE REQUIRED.

EMS

F July 2013 OD: 12.5 x 9.5

510001000006

VISIT US AT USPS.COM®

UNITED STATES POSTAL SERVICE